Exhibit 99.1

NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING ANNOUNCES CLOSING OF OVER-ALLOTMENT OPTION IN PUBLIC OFFERING

VANCOUVER, BC, April 17, 2026 – Nicola Mining Inc. (the “Company” or “Nicola”) (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA) today announced that it has issued an additional 139,534 American Depositary Shares (“ADSs”) at the public offering price of US$6.45 per share, for total gross proceeds of approximately US$900K pursuant to the partial exercise of the underwriters’ over-allotment option in connection with Nicola’s previously announced public offering of ADSs and warrants. The over-allotment has now been fully exercised, and the total number of securities sold by Nicola in the public offering (the “Offering”) was 1,069,767 ADSs and warrants to purchase up to 1,069,767 ADSs, gross proceeds were approximately US$6.9 million.

Maxim Group LLC acted as sole book-running manager for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-293048) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on January 29, 2026. Nicola may offer and sell securities in both the United States and other jurisdictions outside of Canada. No securities were offered or sold to Canadian purchasers under the Offering. A final prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof was filed with the SEC and forms a part of the effective registration statement and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. The final prospectus supplement is available for free on the SEC's website at www.sec.gov and is also available on the Company's profile on the SEDAR+ website at www.sedarplus.ca.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the Nasdaq Capital Market, TSX Venture Exchange and Frankfurt Exchange that maintains a 100% owned mill and tailings facility, located near Merritt, British Columbia. It has signed Mining and Milling Profit Share Agreements with high-grade BC-based gold projects. Nicola’s fully permitted mill can process both gold and silver mill feed via gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a property that hosts historical high-grade copper mineralization and covers an area of over 10,800 hectares along the southern end of the Guichon Batholith and is adjacent to Highland Valley Copper, Canada’s largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which includes 30 mineral claims and a mineral lease, spanning an area exceeding 2,200 hectares.

On behalf of the Board of Directors

“Peter Espig”

Peter Espig

CEO & Director

For additional information

Contact: Peter Espig
Phone: (778) 385-1213
Email: info@nicolamining.com

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements.

Forward-looking statements are based upon certain assumptions and other key factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, that required regulatory approvals and authorizations (including approvals, if any, of applicable stock exchanges and securities regulatory authorities) will be obtained in a timely manner; that the depositary and other service providers will be able to perform as contemplated; and that there will be no material adverse change in the Company’s business, financial condition or prospects.

Forward-looking statements involve known and unknown risks, uncertainties, and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Such risks and uncertainties include, without limitation: the risk that the Company may be unable to satisfy applicable regulatory requirements. Investors are cautioned not to place undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Nicola. Investors are cautioned against attributing undue certainty to forward-looking statements.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF NICOLA AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE NICOLA MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.